SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                 Commission File Number 33-11935

                           NOTIFICATION OF LATE FILING

               (Check One):  [X] Form 10-K    [_] Form 11-K    [_] Form 20-F
[_] Form 10-Q   [_] Form N-SAR

         For Period Ended: January 31, 2001

[_] Transition Report on Form 10-K     |_| Transition Report on Form 10-Q
[_] Transition Report on Form 20-F     [_] Transition Report on Form N-SAR
[_] Transition Report on Form 11-K

         For the Transition Period Ended: ______________________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________________________________________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: Energy Control Technology, Inc.
Former name if applicable: Windsor Capital Corp.

Address of principal executive office (Street and number)
         23950 Commerce Park Road
City, state and zip code; Beachwood, Ohio 44122

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

                 (a)     The reasons described in detail in Part III of this
                         form could not be eliminated without unreasonable
                         effort or expense;
[X]              (b)     The subject annual report, semi-annual report,
                         transition report on Form 10-K, 20-F, 11-K or Form
                         N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                 (c)     The accountant's statement or other exhibit required by
                         Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

         The Registrant was unable to file the Form 10-KSB report within the prescribed time period because, as set forth in more detail in the Registrant's report on Form 8-K dated March 22, 2001, on March 7, 2001, the Registrant consummated a merger transaction involving the acquisition, through a wholly-owned subsidiary of the Registrant, of Energy Control Technology, Inc., a Delaware corporation, based in Beachwood, Ohio. Due to the substantial demands on management's limited time as a result of the consummation and implementation of the merger and consolidation of the constituent companies, the Registrant has been unable to timely complete the audit of its financial statements and prepare the text of its Form 10-KSB, which must be substantially changed from last year to reflect the new business acquired.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification
                 Michael Alick              (216)                  514-4922
                     (Name)               (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X] Yes    [_] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X] Yes    [_] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         The Registrant ceased operations of its retail tobacconist business at the end of the fiscal year January 31, 2001. The Company believes that its net loss for the fiscal year ending January 31, 2001, will be approximately $630,000 compared to a net loss of $675,000 for the fiscal year ended January 31, 2000.

                         Energy Control Technology, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date May 1, 2001         By                           /s/ Michael Alick
                                                  Michael Alick, President